Heineken NV

07026442

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

BEST AVAILABLE COPY

SEC MAIL RECEIVED JUL 20 2007 WASH. D.C.

SUPPL

date
13 July 2007

subject
Exemptionfile 82-4953

our reference

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Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

dlw 7/25

Heineken appoints Group Commerce Director

Amsterdam, 13 July 2007 - Heineken N.V. today announced the appointment of Stefan Orlowski as Group Commerce Director, effective October 1, 2007. In this role, Mr Orlowski will join the Heineken N.V. Executive Committee, and will report directly to Jean-François van Boxmeer, Heineken N.V. Chairman of the Executive Board and Chief Executive Officer.

Mr. Orlowski will be based at Heineken's Amsterdam Headquarters, where he will have global functional responsibility for all of the Company's commercial activities including own wholesale operations, marketing, sales and innovation in addition to specific responsibility for the growth of the Heineken brand.

Between 1998 and 2006, Mr. Orlowski was previously employed by Heineken in a variety of senior management roles in Central and Eastern Europe, most recently as Chief Operating Officer, Central and Eastern Europe.

Commenting on the appointment, Jean-François van Boxmeer, Heineken N.V. CEO said, "I am delighted that Stefan has agreed to lead the Commerce function. He is an experienced international manager with great leadership skills and a track record of delivering commercial success in the brewing industry. With his knowledge of our company, people and systems, he will be able to hit the ground running."

Speaking about his new role, Stefan Orlowski said: "This is a great opportunity to re-join Heineken at a truly exciting time. I am looking forward to applying my commercial and management experience to drive execution in the business in order to deliver further growth of the Heineken brand and the wider brand portfolio."

Mr. Orlowski is currently based in Australia and is engaged by Harbin BV, a private international investment firm Harbin BV is Heineken's partner in Grupa Zywiec, the company's Polish operating business. Mr. Orlowski is a member of the Supervisory Board of Grupa Zywiec.

Additional information:

- Mr. Orlowski is currently based in Australia and is engaged by Harbin BV, a private international investment firm with a minority shareholding in Grupa Zywiec. He is also a member of the Supervisory Board of Grupa Zywiec.

- From 2003 – 2006, Mr Orlowski was Chief Operating Officer, first of Brau Union AG and subsequently, as of 2005, of Heineken Central & Eastern Europe (CE&E) with direct responsibility as Managing Director Central Europe for Heineken's Central European markets and in addition, functional

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